EVEREST
199 S. LOS ROBLES AVE., #200
PASADENA, CA 91101
TEL: 626-585-5920
FAX: 626-585-5929


                                December 23, 2005
                                                   Via Facsimile: (202) 772-9203
                                                         and submitted via EDGAR

Abby Adams
Office of Mergers and Acquisitions
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-3628

     Re: Wilder Richman Historic Properties II (the "Partnership") Schedule TO-T filed by Everest Properties II, LLC on November 14, 2005

Dear Ms. Adams:

     This letter responds to the Staff's comments conveyed in your letter of December 19, 2005. Numbered paragraphs below correspond to the numbered paragraphs in your letter.

     1. Your comment cites two specific facts that make it difficult for the Staff to believe that the bidder group is not an affiliate of the Partnership:
(1) ownership (as a group and with affiliates of the group members) of 49% of the outstanding Units; and (2) "one of the bidders is controlled by persons who control the operating general partner of the partnership." The latter statement is not factually correct, although we recognize that the description in the Offer to Purchase and our prior response letter has confused the issue, for which we apologize. The Partnership (the registrant) has only one general partner, Wilder Richman Historic Corporation ("WRHC"). The Partnership is the sole limited partner of three other partnerships, referred to as "Operating Partnerships." Dixon Venture Corp. (the "Operating General Partner") is the general partner of the Operating Partnerships, and has no control over, and no partnership interest whatsoever, in the Partnership or in WRHC. It is actually the Operating Partnerships that own the properties inexactly described as "the Partnership's properties." We described the activities of the Operating General Partner in a prior response; basically, it has a substantially similar role to that of a third-party professional property manager.

     The Offer to Purchase is being amended to clarify the references to the Operating General Partner and the Partnership's properties.

     The definition of affiliate in Rule 13e-3(a)(1) is a person who, at the commencement of the offer, "directly or indirectly through one or more intermediaries controls, is controlled by, or is under common control with such issuer." The Partnership is controlled by WRHC. For a Purchaser, or the group of Purchasers, to be an affiliate of the Partnership, it would have to be WRHC, to control WRHC, to be controlled by WRHC, or to be under common control with WRHC. None of the individual Purchasers is WRHC. None of the individual Purchasers has any direct, indirect or de facto control over WRHC; and WRHC has no direct, indirect or de facto control over any Purchaser. None of the individual Purchasers owns or is owned by WRHC. None of the individual Purchasers is under common control with WRHC or shares any equity owners, officers, directors or control persons with WRHC. Accordingly, there is no basis for any of the Purchasers, individually, to be deemed an affiliate of the Partnership.

     The foregoing conclusion does not change when the Purchasers are viewed as a group. The only difference for the group is the increased percentage of Partnership units owned by the group (49%), compared to any individual
Purchaser. Ownership of 49% of the Partnership units cannot be direct or indirect control of WRHC, which is an entirely separate legal entity. Therefore, the only basis upon which the group could be found to be an affiliate is the argument that ownership of 49% of the Partnership units constitutes direct or indirect control of the Partnership itself.

     However, the fundamental legal nature of a limited partnership is that it is controlled exclusively by its general partner, which in this case is WRHC. Ownership of even 100% of the limited partner interest does not give a limited partner any legal control over a limited partnership - the general partner retains such control.

     If a limited partner (or a group of limited partners), by virtue of the partnership agreement and its percentage ownership, has the right to replace the general partner, then such limited partner or group could be considered to have potential control of the partnership. We note that Rule 13e-3 does not include "potential control" in the definition of "affiliate." Potential control could be argued to be a form of indirect control, but the language of the Rule makes clear that "indirect control" refers to situations where the control is exercised through intermediary legal entities - not to situations where an additional affirmative step (a valid removal and replacement) must be taken before the potential control becomes actual control.

     If a limited partner (or a group of limited partners), by virtue of the limited partnership agreement and its percentage ownership, has the right to take actions without the concurrence of the general partner, or can withhold approval of certain actions and thereby prohibit the general partner from taking such actions, then such limited partner or group could be considered to have partial control of the partnership. We note that Rule 13e-3 does not include "partial control" in the definition of "affiliate."

     More importantly, in this case, the Purchasers do not even have such "potential control" or such "partial control" because, as we previously explained, the Partnership's limited partnership agreement requires any approval by limited partners to be made by 51% of the outstanding Units, not 49%. There are no provisions in this Partnership's limited partnership agreement that allow a 49% limited partner vote to authorize action without the concurrence of WRHC, or to satisfy any limited partner approval requirement. Furthermore, the Purchasers and their affiliates would have to own more than 392 Units to block a proposal that requires limited partner approval, however, the Purchasers and their affiliates own only 391.5 Units.

     Obviously, 49% is close to 51%, but the difference is critical; especially because the Staff's apparent position (i.e., that a limited partner (or group) owning 51% of the Partnership units is an affiliate), relies on an interpretation of Rule 13e-3 beyond its express terms, expanding Rule 13e-3(a)(1) to include "potential control" or "partial control."

     To then go another step, to the position that a group owning less than 51% of the Partnership units, which group does not even have "potential control" or "partial control," is nonetheless an affiliate, expands the Rule 13e-3 definition of affiliate in a manner that is not supportable without clear authority or precedent. The Staff's position seeks to expand the definition of affiliate to include "potential, potential control," and "potential, partial control." The Staff's position is not only well beyond the language of Rule 13e-3(a)(1), but it also conflicts with the express terms of such definition that specify that the analysis is to be applied as of the commencement of the offer. That clause clarifies that the probability of obtaining control as a result of the offer does not create affiliate status, regardless of how high such probability may seem.

     Referring to the definition of "control" in Rule 12b-2 should not change the conclusion. For the reasons stated above, the Purchasers do not possess direct or indirect "power to direct or cause the direction of the management and policies of" the Partnership. The management and policies of the Partnership are directed exclusively by WRHC. For this Partnership, as with most limited partnerships, "control" in the form of directing the management and policies of the Partnership is an all-or-nothing proposition: either you are the general partner or not. If the Purchasers had the ability to elect one or more of the directors of WRHC, then the prevailing view would dictate that an affiliate relationship exists; but the Purchasers have no such ability.

     We have found no applicable authority that addresses what constitutes "control" based on ownership of the voting securities of a limited partnership. The Staff might reasonably interpret, as the requisite control for affiliate status, voting power thresholds such as (1) the power to replace the general partner, (2) the power to approve proposals to the limited partners, or (3) the power to block approvals by the limited partners. However, the Purchasers do not meet any of those thresholds, and given the express language of Rule 13e-3 that the analysis must be made at the commencement of the offer, the Purchasers cannot be penalized for being close to such thresholds. The Purchasers, by themselves, have no legal ability to cause the Partnership to take any action, prevent it from taking any action, approve any proposal WRHC makes to the limited Partnership, replace WRHC as general partner, direct the management or policies of the Partnership, elect a Board member of WRHC or otherwise insert themselves into WRHC's management authority over the Partnership. Therefore, the Purchasers are not an affiliate by virtue of their ownership of a large percentage of the voting securities of the Partnership.

     We also submit that requiring the Purchasers to comply with Rule 13e-3, if they could, would not serve the purposes of the rule. The basic point of the rule is to give security holders additional safeguards when the people who are normally supposed to protect their interests might have a direct or indirect stake in the success of the transaction under consideration. In this case, the limited partners still have the unbiased guidance of WRHC. None of WRHC or its directors or officers has any direct or indirect financial interest or other stake in the offer's success, or has any reason to encourage the limited partners to tender their securities, other than their independent view of the merits of the offer.

     2. Based on previous experience with this Partnership, we would expect to pay for all Units accepted for payment within ten (10) business days.

     3. In any future communications, we will remind Unit Holders of the risk that they may not receive a year-end transfer.

     4. In response to the comment, the conditions are being amended.

     We are filing an amendment concurrently with this letter. We do not believe that the amendment materially changes the information already provided to the Unit Holders. Please contact the undersigned if you have any questions regarding our responses to the Staff's comments and to advise us if the Staff has any further comments.

                                         Very truly yours,

                                         /S/ CHRISTOPHER K. DAVIS
                                         ------------------------
                                         Christopher K. Davis
                                         Vice President and General Counsel


CKD:ckd
Enclosures with fax copy
cc w/e:  Mark Bava (Dixon)
         Gerald Guarcini (Ballard Spahr)
         Chip Patterson (MPF)